UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Wizard Entertainment, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

97751C100

(CUSIP Number)

Amy Wang, Esq.

Bristol Capital Advisors, LLC

662 N. Sepulveda Blvd., Suite 300

Los Angeles, CA 90049

(310) 331-8480

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 97751C100	Page 2 of 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Bristol Investment Fund, Ltd. 98-0335509

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 49,325,906* *includes 16,666,667 shares underlying Series A warrant issued in December 2016

	8.	Shared Voting Power

	9.	Sole Dispositive Power 49,325,906* *includes 16,666,667 shares underlying Series A warrant issued in December 2016

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 49,325,906* *includes 16,666,667 shares underlying Series A warrant issued in December 2016

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 71.97%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 97751C100	Page 3 of 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Bristol Capital, LLC 95-4717240

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 489,000

	8.	Shared Voting Power

	9.	Sole Dispositive Power 489,000

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 489,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 0.71%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 97751C100	Page 4 of 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Paul Kessler

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 78,700

	8.	Shared Voting Power

	9.	Sole Dispositive Power 78,700

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 78,700

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 0.11%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 97751C100	Page 5 of 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Bristol Capital Advisors Profit Sharing Plan

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 787,000

	8.	Shared Voting Power

	9.	Sole Dispositive Power 787,000

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 787,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 1.15%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 97751C100	Page 6 of 8

The following constitutes Amendment No. 6 (“Amendment No. 6”) to the Schedule 13D filed by the undersigned. This Amendment No. 6 amends the Schedule 13D as specifically set forth.

Item 1 is hereby amended and restated as follows:

Item 1. Security and Issuer

This statement relates to the shares of common stock (the “Shares”) of Wizard Entertainment, Inc. (the “Issuer”). The address of the Issuer’s principal executive offices is 662 N. Sepulveda Blvd., Suite 300, Los Angeles, CA 90049.

Item 2 is hereby amended and restated as follows:

Item 2. Identity and Background

This statement is being jointly filed by Bristol Investment Fund, Ltd., an entity organized under the laws of the Cayman Islands (“Bristol”), Bristol Capital, LLC, a Delaware limited liability company ("BC"), Paul Kessler as an individual ("Paul Kessler") and Bristol Capital Advisors Profit Sharing Plan ("BCA PSP"). BIF, BC, Paul Kessler and BCA PSP are collectively referred to herein as the “Reporting Persons.” Bristol is a privately held fund that invests primarily in publicly-traded companies through the purchase of securities in private placement and/or open market transactions. The address of Bristol’s registered office is Citco Trustees (Cayman) Limited, 89 Nexus Way, Camana Bay, PO Box 311063, Grand Cayman KY1-1205, Cayman Islands. Bristol Capital Advisors, LLC, an entity organized under the laws of the State of Delaware (“BCA”), is the investment advisor to Bristol. Paul Kessler is manager of BCA and as such has voting and dispositive power over the securities held by Bristol. BC is a privately held limited liability company that engages from time to time in investing in publicly-traded companies through the purchase of securities in private placement and/or open market transactions. Paul Kessler is the sole manager of BC and therefore has voting and dispositive power over the securities held by BC. Bristol Capital Advisors Profit Sharing Plan ("BCA PSP") is a plan established by BCA which invests in various securities for the benefit of its employees. Mr. Kessler has voting and dispositive power over the securities held by BCA PSP. The address of the principal office for BCA, BC, Mr. Kessler and BCA PSP is 662 N. Sepulveda Blvd., Suite 300, Los Angeles, California 90049. During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding, nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3 is hereby amended and restated as follows:

Item 3. Source and Amount of Funds or Other Consideration

Bristol received the Shares reported herein from the following sources: (i) upon the conversion of all of its shares of Series A convertible preferred stock and exchange of all of its warrants to purchase common stock of the Issuer, pursuant to the Notice of Conversion and Notice of Warrant Exchange executed by Bristol and the Issuer in July 2013; (ii) from open market purchases in August and September of 2015; (iii) pursuant to the Securities Purchase Agreement by and between Bristol and the Issuer dated as of December 1, 2016 (the "December 2016 Financing"); (iv) upon the exercise of the Series B warrant issued pursuant to the December 2016 Financing; (v) pursuant to the Stock Purchase Agreement by and between Bristol and John Macaluso dated as of December 12, 2016 (the "JM Purchase Agreement"); (vi) pursuant to Stock Purchase Agreements with various investors entered into in April 2017 and May 2017; and (vii) from an open market purchase in December 2018. BC received the Shares reported herein upon conversion of its option to purchase common stock of the Issuer, in addition to open market purchases in 2014 and 2015. Paul Kessler purchased the Shares reported herein on the open market. BCA PSP purchased the Shares on the open market.

CUSIP No. 97751C100	Page 7 of 8

Items 5 is hereby amended and restated as follows:

Interest in Securities of the Issuer

As of the date of the filing of this Amendment No. 6 to Schedule 13D, (i) Bristol owns 49,325,906 Shares, which represents approximately 71.97% of the Shares outstanding, based upon 68,535,036 Shares outstanding as of December 31, 2018, (ii) Bristol Capital, LLC owns 489,000 Shares, which represents approximately 0.71% of the 68,535,036 shares outstanding as of December 31, 2018 (iii) Paul Kessler owns 78,700 shares, which represents approximately 0.11% of the 68,535,036 shares outstanding as December 31, 2018, and (iv) Bristol Capital Advisors Profit Sharing Plan owns 787,000 shares, which represents approximately 1.15% of the 68,535,036 shares outstanding as of December 31, 2018.

Paul Kessler, as manager of the investment advisor to Bristol Investment Fund, Ltd. ("BIF"), manager of Bristol Capital, LLC ("BC"), and manager of Bristol Capital Advisors Profit Sharing Plan ("BCA PSP"), has the power to vote and dispose of the Shares owned by BIF, BC and BCA PSP, as well as the shares owned my Mr. Kessler himself.  Mr. Kessler disclaims beneficial ownership of the Shares owned by BIF.

There were no transactions by the Reporting Persons during the last sixty days.

No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

Not applicable.

CUSIP No. 97751C100	Page 8 of 8

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 1019.

BRISTOL INVESTMENT FUND, LTD.

Paul Kessler, Director

By: /s/ Paul Kessler

BRISTOL CAPITAL, LLC

Paul Kessler, Manager

By: /s/ Paul Kessler

PAUL KESSLER, an individual

By: /s/ Paul Kessler

BRISTOL CAPITAL ADVISORS PROFIT SHARING PLAN

Paul Kessler, Authorized Signatory

By: /s/ Paul Kessler

Exhibit 1

JOINT FILING AGREEMENT

This JOINT FILING AGREEMENT (this “ Agreement”), dated as of January 1, 2019, is entered into by and among Bristol Investment Fund, Ltd., a Cayman Islands exempted company ("Bristol Fund"), Bristol Capital, LLC, a Delaware limited liability company ("BC"), Paul Kessler ("Kessler") and Bristol Capital Advisors Profit Sharing Plan ("BCA PSP") (Bristol Fund, BC, Kessler and BCA PSP are collectively referred to herein as the “Joint Filers”).

WHEREAS, each of the Joint Filers have filed a Schedule 13D under the Securities Exchange Act of 1934 (the “Exchange Act”) with respect to securities of Wizard Entertainment, Inc. (the “Schedule 13D”);

WHEREAS, each of the Joint Filers is individually eligible to file a Schedule 13D;

WHEREAS, each of the Joint Filers wishes to file an amendment to the Schedule 13D jointly and on behalf of each of the Joint Filers, pursuant to Rule 13d-1(k)(1) under the Exchange Act;

NOW, THEREFORE, in consideration of these premises and other good and valuable consideration, the parties hereto agree as follows:

1. The Joint Filers hereby agree that the Schedule 13D is, and any amendments thereto will be, filed on behalf of each of the Joint Filers pursuant to Rule 13d-1(k)(1) under the Exchange Act.

2. Each of the Joint Filers hereby acknowledges that, pursuant to Rule 13d-1(k)(1)(ii) under the Exchange Act, it is responsible for the timely filing of the Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning it contained therein, and is not responsible for the completeness and accuracy of the information concerning any of the other parties contained therein, unless it knows or has reason to know that such information is inaccurate.

3. Each of the Joint Filers hereby agrees that this Agreement shall be filed as an Exhibit to the Schedule 13D, pursuant to Rule 13d-1(k)(1)(iii) under the Exchange Act.

4. This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which, taken together, shall constitute but one and the same instrument, which may be sufficiently evidenced by one counterpart.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first above written.

BRISTOL INVESTMENT FUND, LTD.	BRISTOL CAPITAL, LLC
By:/s/ Paul Kessler	By: /s/ Paul Kessler
Paul Kessler, Director	Paul Kessler, Manager

PAUL KESSLER	BRISTOL CAPITAL ADVISORS PROFIT SHARING PLAN
By:/s/ Paul Kessler	By: /s/ Paul Kessler
Paul Kessler	Paul Kessler, Authorized Signatory